Exhibit 12.1

Ratio of earnings to fixed charges

	Successor	Predecessor		Successor	Predecessor
	Three Months Ended March 31,			For the period from December 29, 2012 to December 31, 2012	For the period from January 1, 2012 to December 28, 2012		Year Ended December 31,
	2013	2012					2011		2010		2009		2008
Earnings:

Income (loss) before income taxes	$(42,191)	$20,117		$(103,999)	$112,166		$94,240		$56,348		$26,635		$4,229

Fixed charges	22,159	293		734	1,676		1,091		5,355		6,378		12,579

Earnings (loss) available for fixed charges	(20,032)	20,410		(103,265)	113,842		95,331		61,703		33,013		16,808

Fixed charges:

Interest expense	22,018	187		730	1,165		744		5,083		6,139		12,355

Estimated interest in rent expense	141	106		4	511		347		272		239		224

Total fixed charges	$22,159	$293		$734	$1,676		$1,091		$5,355		$6,378		$12,579

Ratio of earnings to fixed charges	— (1)	69.7	x	— (2)	67.9	x	87.4	x	11.5	x	5.2	x	1.3	x

Excess/(Deficiency)	(42,191)	20,117		(103,999)	112,166		94,240		56,348		26,635		4,229

(1)	For the three-month period ended March 31, 2013, earnings were insufficient to cover our fixed charges by $42.2 million primarily due to non-cash expenses, including amortization expense from acquired intangible assets and adjustments to revenue as a result of the application of purchase accounting for the Transaction.
(2)	For the period from December 29, 2012 through December 31, 2012, earnings were insufficient to cover our fixed charges by $104.0 million due primarily to transaction-related costs, additional amortization expense from acquired intangible assets and stock-based compensation.